Linn Co, LLC

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

August 2, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Linn Co, LLC
Linn Energy, LLC
Registration Statement on Form S-1
Filed June 25, 2012
File No. 333-182305

Ladies and Gentlemen:

Set forth below are the responses of Linn Co, LLC, a Delaware limited liability company (“LinnCo”) and Linn Energy, LLC, a Delaware limited liability company (“LINN Energy,” and together with LinnCo, “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2012 with respect to the registration statement on Form S-1 filed with the Commission on June 25, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Prospectus Summary, page 1

1.

We note your statement, “DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of LINN’s proved oil and natural gas reserves as of December 31, 2009, 2010 and 2011 as well as estimates of proved reserves associated with the Hugoton Acquisition, the East Texas Acquisition and the Anadarko Joint Venture (each as defined below).

Securities and Exchange Commission

August 2, 2012

All other reserve information included herein is based on internal estimates.” as well as the statement on page four in footnote (2), “The proved reserves for the Anadarko Joint Venture were based on LINN’s preliminary internal evaluation.” Please amend your document to reconcile these two statements.

Response: We have revised the Registration Statement as requested. Please see page 1.

LINN, page 4

2.	Please revise your table to present, as a minimum, reconciliation of LINN historical proved reserves by region as of year-end 2011 with proved reserves pro forma for acquisitions.

Response: We have revised the Registration Statement as requested. Please see pages 4 and 52.

3.	Please include summary third party reserve reports for each of your disclosed 2012 acquisitions. Refer to Item 1202(a)(8) of Regulation S-K.

Response: We have revised the Registration statement to include the requested reports as Exhibits 99.2 and 99.3 thereto.

4.	Please provide us with the petroleum engineering reports you used as the basis for the proved reserves disclosed for the Hugoton Basin and for the Green River Basin acquisitions. You may furnish these materials on digital media such as flash drive or compact disk.

Response: We are supplementally providing to the Staff copies of the requested documents.

Comparison of LINN Units with LinnCo Shares, page 11

5.	We note your reference at page 12 to certain limitations on the fiduciary duties of your officers and directors. Please discuss such limitations in this section or provide a cross-reference to such disclosure included elsewhere in your prospectus.

Response: We have revised the Registration Statement to include the requested cross-reference at page 12.

Securities and Exchange Commission

August 2, 2012

Risk Factors, page 29

LINN has significant indebtedness…, page 30

6.	We note your reference in this risk factor to restrictions and required compliance with financial covenants and ratios under the instruments governing the outstanding debt of Linn Energy, LLC (Linn Energy). Please revise your filing to briefly describe any such restrictions, covenants or ratios that are material.

Response: We have revised the Registration Statement as requested. Please see page 30.

Use of Proceeds, page 45

7.	We note your disclosure regarding the use of proceeds by Linn Energy. Please revise your filing to provide the estimated amounts you intend to allocate to each of the identified uses. Please also provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see page 45.

8.	We note your disclosure that a portion of the proceeds will be used by Linn Energy for the repayment of debt. If a material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to the Instructions to Item 504 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see page 45.

Our Dividend Policy, page 48

9.	We note your disclosure that you have estimated that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, the income taxes payable by Linn Co, LLC will not exceed an amount equal to a specified percentage of the cash you will receive as distributions with respect to your Linn Energy units. We also note your disclosure that this estimate is based on a number of assumptions that may prove incorrect. Please disclose any such assumptions that are material.

Response: We have supplemented the disclosure as requested. Please see page 48.

Securities and Exchange Commission

August 2, 2012

Security Ownership of Certain Beneficial Owners and Management, page 107

10.	We note that you have provided the information in your beneficial ownership table as of February 14, 2012. Please provide such information as of the most recent practicable date.

Response: We have revised the Registration Statement to include this information as of July 27, 2012. Please see page 134.

Executive Compensation, page 107

11.	Please revise your filing to provide the information required by Item 402 of Regulation S-K for the officers and directors of Linn Energy.

Response: We have revised the Registration Statement to include this information. Please see pages 109 through 133.

Material U.S. Federal Income Tax Consequences, page 136

Scope of Discussion, page 136

12.	You disclose that except as discussed under “—LINN Partnership Status,” the discussion is not an opinion of counsel. Please provide a tax opinion that covers all tax consequences that are material to an investor. Please refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm. For example, it appears that the tax consequences described at page 17, and also the tax consequences discussed under the caption “Distributions on the Shares” on page 138, would be material to investors and such items are not addressed in the tax opinion.

Response: We have revised the Registration Statement to provide a tax opinion covering the entire discussion under the heading “Material U.S. Federal Income Tax Consequences” and to further clarify that all federal income tax consequences summarized on page 17 of the original Registration Statement are covered in equal or greater detail under the heading “Material U.S. Federal Income Tax Consequences” and are therefore covered by the tax opinion. Please see pages 162 and 163.

Distributions on the Shares, page 138

13.	Your disclosure suggests that you will make distributions in excess of your earnings and profits as determined for U.S. tax purposes. Please revise to clarify the items that would be considered as your earnings and profits for such tax purposes.

Response: We have supplemented the disclosure as requested. Please see page 164.

Securities and Exchange Commission

August 2, 2012

14.	We note your disclosure regarding the estimated percentage of cash dividends that will constitute taxable dividend income through December 31, 2015, and your references to related assumptions. Please disclose any such assumptions that are material. In addition, please revise your filing to clarify why you expect that the tax treatment of the distributions will change after December 31, 2015.

Response: We have supplemented the disclosure as requested. Please see page 164.

Exhibits and Financial Statement Schedules, page II-1

15.	We note that you have provided certain exhibits with respect to Linn Energy. Please provide all exhibits for Linn Energy that are required by Item 601 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see the list of exhibits at pages II-11 through II-15.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Baker Botts L.L.P., Kelly Rose at (713) 229-1796.

Very truly yours,

LINN CO, LLC
LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

cc:	Charlene A. Ripley (Senior Vice President and General Counsel of Issuer)
Kelly Rose, Baker Botts L.L.P. (Issuer’s counsel)
J. Michael Chambers, Latham & Watkins LLP (Underwriters’ counsel)
Brett E. Braden, Latham & Watkins LLP (Underwriters’ counsel)